

Mail Stop 3561

December 29, 2015

Via E-mail
Mr. John Smith
Chief Executive Officer
Silver Standard Resources Inc.
Suite800-1055 Dunsmuir Street
Vancouver, B.C., V7X 1G4
Canada

> **Re:** **Silver Standard Resources Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2014**
> **For 6-K Filed December 22, 2015 including Response Dated December 14, 2015**
> **File No. 001-35455**

Dear Mr. Smith:

We have reviewed your December 22, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2015 letter.

Form 40-F

Exhibit 99.1

Mineral Properties

Summary of Mineral Reserves and Mineral Resources Estimates page 16

1.   We note your response to comment 1. Please confirm that you will clarify in future filings.

        You may contact John Coleman at (202) 551-3610 if you have questions regarding the
 comments.

                                          Sincerely,

                                          /s/ John Reynolds

                                          John Reynolds
                                          Assistant Director
                                          Offices of Beverages, Apparel and
                                          Mining